SECURITII 05039839 ION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL RECEIVED MAR 0 2 2005 WASH, D.C. PROCESSING SECTION

SEC FILE NUMBER
8-27030

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waddell & Reed, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Avenue
(No. and Street)

| Overland Park | KS | 66202-4200 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A. Schieber (913) 236-1980
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 1000 Walnut Street, Suite 1600 | Kansas City | MO | 64106-2170 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered bythe opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number**

**OATH OR AFFIRMATION**

I, Mark A. Schieber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waddell & Reed, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark A. Schieber
Signature

Vice President
Title

Catherine R. Morris
Notary Public MCE 09-16-07

CATHERINE R. MORRIS
NOTARY PUBLIC
STATE OF KANSAS

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**WADDELL & REED, INC.**
(Parent Company Only)

Financial Statements and Supplemental Schedules and
Report on Internal Control

December 31, 2004 and 2003

(With Independent Auditors' Report Thereon)

**KPMG LLP**
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

**Independent Auditors' Report**

The Board of Directors
Waddell & Reed, Inc. (Parent Company Only):

We have audited the accompanying balance sheets of Waddell & Reed, Inc. (parent company only), a wholly owned subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, comprehensive income, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waddell & Reed, Inc. (parent company only) as of December 31, 2004, and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 24, 2005

**WADDELL & REED, INC.**
(Parent Company Only)

Balance Sheets

December 31, 2004 and 2003

(In thousands)

| **Assets** | | **2004** | **2003** |
|---|---|---|---|
| Assets: | | | |
| Current assets: | | | |
| Cash and cash equivalents, excluding customer cash (note 1) | $ | 35,871 | 19,746 |
| Cash segregated under federal and other regulations | | 22,646 | 18,325 |
| Investment securities, available for sale and trading (note 2) | | 64,979 | 59,860 |
| Receivables: | | | |
| Fund receivables | | 1,536 | 1,814 |
| Customers and other | | 19,107 | 17,282 |
| Due from affiliates (note 5) | | 962 | 1,960 |
| Deferred income taxes—current (note 7) | | 24 | 36 |
| Income taxes receivable | | 1,195 | 3,073 |
| Prepaid expenses and other current assets (note 1) | | 4,049 | 3,668 |
| Total current assets | | 150,369 | 125,764 |
| Property and equipment, net (note 3) | | 9,869 | 11,111 |
| Deferred sales commissions, net | | 9,335 | 12,315 |
| Deferred compensation (note 10) | | 7,499 | 3,977 |
| Goodwill (net of accumulated amortization of $8,272) | | 8,242 | 8,242 |
| Investment in subsidiaries (note 6) | | 124,334 | 98,076 |
| Prepaid pension costs (note 8) | | — | 6,714 |
| Other assets | | 4,342 | 794 |
| Total assets | $ | 313,990 | 266,993 |
| **Liabilities and Stockholders' Equity** | | | |
| Liabilities: | | | |
| Current liabilities: | | | |
| Accounts payable | $ | 41,423 | 36,955 |
| Accrued sales force compensation | | 9,147 | 9,031 |
| Accrued other compensation | | 376 | 380 |
| Due to affiliates (note 5) | | 1,312 | 33 |
| Other current liabilities | | 6,569 | 6,148 |
| Total current liabilities | | 58,827 | 52,547 |
| Long term liabilities | | 917 | 1,000 |
| Deferred income taxes—noncurrent (note 7) | | 1,790 | 3,184 |
| Accrued pension and postretirement costs (note 8) | | 4,085 | 1,353 |
| Total liabilities | | 65,619 | 58,084 |
| Stockholders' equity: | | | |
| Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares | | 1 | 1 |
| Additional paid-in capital | | 252,406 | 205,959 |
| Retained earnings | | — | — |
| Accumulated other comprehensive income (loss), net of deferred taxes of $(2,370) in 2004, and $1,803 in 2003 | | (4,036) | 2,949 |
| Total stockholders' equity | | 248,371 | 208,909 |
| Total liabilities and stockholders' equity | $ | 313,990 | 266,993 |

See accompanying notes to financial statements.

**WADDELL & REED, INC.**
(Parent Company Only)

Statements of Operations

Years ended December 31, 2004 and 2003

(In thousands)

| | | 2004 | 2003 |
|---|---|---|---|
| Revenue (notes 1 and 5): | | | |
| Underwriting and distribution fees | $ | 144,864 | 142,537 |
| Investment and other revenue | | 3,883 | 1,986 |
| Total revenue | | 148,747 | 144,523 |
| Expenses: | | | |
| Underwriting and distribution | | 148,390 | 146,489 |
| Compensation and related costs | | 8,859 | 8,271 |
| Equity compensation | | 2,249 | 5,503 |
| General and administrative | | 8,228 | 25,995 |
| Depreciation | | 2,502 | 2,466 |
| Total expenses | | 170,228 | 188,724 |
| Loss before income taxes and equity in income of subsidiaries | | (21,481) | (44,201) |
| Income taxes (note 7) | | (8,032) | (14,872) |
| Loss before equity in income of subsidiaries | | (13,449) | (29,329) |
| Equity in income of subsidiaries (note 6) | | 122,571 | 106,878 |
| Net income | $ | 109,122 | 77,549 |

See accompanying notes to financial statements.

**WADDELL & REED, INC.**
(Parent Company Only)

Statements of Changes in Stockholders' Equity

Years ended December 31, 2004 and 2003

(In thousands)

| | Common stock | | Additional paid-in capital | Retained earnings | Accumulated other comprehensive gain/(loss) | Total stockholders' equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance at December 31, 2002 | 1,000 | $ 1 | 214,166 | 9,690 | (2,302) | 221,555 |
| Net income | — | — | — | 77,549 | — | 77,549 |
| Issuance of restricted shares of parent | — | — | 32,542 | — | — | 32,542 |
| Contribution from parent | — | — | 39,498 | — | — | 39,498 |
| Dividends to parent | — | — | — | (87,239) | — | (87,239) |
| Return of capital to parent | — | — | (84,484) | — | — | (84,484) |
| Tax benefit from equity awards | — | — | 4,237 | — | — | 4,237 |
| Unrealized gain on investment securities | — | — | — | — | 2,891 | 2,891 |
| Minimum pension liability adjustment | — | — | — | — | 2,360 | 2,360 |
| Balance at December 31, 2003 | 1,000 | 1 | 205,959 | — | 2,949 | 208,909 |
| Net income | — | — | — | 109,122 | — | 109,122 |
| Issuance of restricted shares of parent | — | — | 20,875 | — | — | 20,875 |
| Contribution from parent | — | — | 44,979 | — | — | 44,979 |
| Dividends to parent | — | — | — | (109,122) | — | (109,122) |
| Return of capital to parent | — | — | (21,278) | — | — | (21,278) |
| Tax benefit from equity awards | — | — | 1,871 | — | — | 1,871 |
| Unrealized loss on investment securities | — | — | — | — | 1,754 | 1,754 |
| Reclassification for amounts included in net income | — | — | — | — | (1,226) | (1,226) |
| Minimum pension liability adjustment | — | — | — | — | (7,513) | (7,513) |
| Balance at December 31, 2004 | 1,000 | $ 1 | 252,406 | — | (4,036) | 248,371 |

See accompanying notes to financial statements.

**WADDELL & REED, INC.**
(Parent Company Only)

Statements of Comprehensive Income

Years ended December 31, 2004 and 2003

(In thousands)

| | | 2004 | 2003 |
|---|---|---|---|
| Net income | $ | 109,122 | 77,549 |
| Other comprehensive income: | | | |
| Minimum pension liability adjustment during the period, net of income taxes of $(4,413) and $1,446 in 2004 and 2003, respectively | | (7,513) | 2,360 |
| Net unrealized appreciation on available for sale investments, net of income taxes of $959 and $1,774 in 2004 and 2003, respectively | | 1,754 | 2,891 |
| Reclassification adjustment for amounts included in net income, during the period, net of income taxes of $(720) and $0 in 2004 and 2003, respectively | | (1,226) | — |
| | | (6,985) | 5,251 |
| Comprehensive income | $ | 102,137 | 82,800 |

See accompanying notes to financial statements.

**WADDELL & REED, INC.**
(Parent Company Only)

Statements of Cash Flows

Years ended December 31, 2004 and 2003

(In thousands)

| | | 2004 | 2003 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ | 109,122 | 77,549 |
| Adjustments to reconcile net income to net cash used in operating activities: | | | |
| Depreciation and amortization | | 3,589 | 3,599 |
| Recognition of stock compensation | | 2,249 | 5,448 |
| Loss on sale and retirement of property and equipment | | 49 | 34 |
| Capital gains and dividends reinvested | | (461) | (180) |
| Net purchases and sales of trading securities | | (440) | — |
| Gain on trading securities | | (2,338) | — |
| Deferred income taxes | | 914 | (1,141) |
| Equity in income of subsidiaries | | (122,571) | (106,878) |
| Transfer of liability to parent | | — | 12,498 |
| Changes in assets and liabilities: | | | |
| Cash segregated under federal and other regulations | | (4,321) | (4,393) |
| Receivables from funds | | 278 | (398) |
| Other receivables | | (1,825) | (3,736) |
| Due to/from affiliates | | 2,277 | (1,447) |
| Prepaid expenses and other assets | | 8,205 | (4,954) |
| Transfer of deferred acquisition costs | | — | 728 |
| Accounts payable | | 4,467 | 8,722 |
| Other liabilities | | (3,742) | (158) |
| Net cash used in operating activities | | (4,548) | (14,707) |
| Cash flows from investing activities: | | | |
| Dividends received from subsidiaries | | 109,700 | 102,110 |
| Additions to investment securities | | (1,123) | (2,723) |
| Proceeds from sales/maturities of investment securities | | 17,576 | 2,143 |
| Additions to property and equipment | | (1,326) | (898) |
| Proceeds from sale of property and equipment | | 17 | 15 |
| Appeal bond deposits | | (18,750) | 62,500 |
| Net cash provided by investing activities | | 106,094 | 163,147 |
| Cash flows from financing activities: | | | |
| Dividends paid | | (109,122) | (68,518) |
| Return of capital to parent | | (21,278) | (84,484) |
| Contribution from parent | | 44,979 | 27,000 |
| Contribution to subsidiary | | — | (20,000) |
| Net cash used in financing activities | | (85,421) | (146,002) |
| Net increase in cash and cash equivalents | | 16,125 | 2,438 |
| Cash and cash equivalents at beginning of year | | 19,746 | 17,308 |
| Cash and cash equivalents at end of year | $ | 35,871 | 19,746 |
| Supplemental disclosures for cash flow information: | | | |
| Cash received for income taxes | $ | 11,183 | 8,160 |
| Noncash issuance of restricted shares of parent | | 20,875 | 10,430 |
| Noncash settlement of taxes with parent | | — | 18,721 |

See accompanying notes to financial statements.

## (1) Summary of Significant Accounting Policies

### *Organization*

Waddell & Reed, Inc. (W&R) is a registered broker-dealer and investment adviser that acts primarily as the national distributor and underwriter for shares of the Waddell & Reed Advisors Group of Mutual Funds (Advisors Funds) and the distributor of variable annuities and other insurance products issued by Nationwide Life Insurance Company, a subsidiary of Nationwide Financial Services, Inc. (Nationwide), and by Minnesota Life Insurance Company, a subsidiary of Securian Financial Group, Inc., as well as others. W&R is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company. Consolidated financial statements of WDR are available.

The Company, in its capacity as a broker-dealer, has underwriting agreements with the Advisors Funds entitling the Company to the exclusive right to distribute redeemable shares of the Advisors Funds on a continuous basis. The Company has entered into a limited number of selling agreements authorizing third parties to offer certain of the Advisors Funds. In addition, the Company also receives 12b-1 service and distribution fees from certain of the Advisors Funds for purposes of advertising and marketing the shares of the Funds and for providing shareholder related services. The Company must pay certain costs associated with underwriting and distributing the Advisors Funds, including commissions and other compensation paid to financial advisors, sales force management and other marketing personnel, compensation paid to other broker-dealers, plus overhead expenses relating to field offices, sales programs, and the costs of developing and producing sales literature and printing of prospectuses, which may be then either partially or fully reimbursed by certain of the Advisors Funds. The Advisors Funds are sold in various classes that are substantially structured in ways that conform to industry standards (i.e. "front-end load," "back-end load," "level-load," and institutional).

During approximately the first six months of 2003, the Company was also the principal underwriter and distributor of the W&R Funds, Inc (W&R Funds). On June 16, 2003, several of the W&R Funds merged with comparable Ivy Fund portfolios (collectively the Ivy Funds). Effective June 30, 2003, W&R Funds changed its name to Ivy Funds, Inc. All of the former W&R Funds operate post-merger as a single fund family under the Ivy Funds brand (consisting of Ivy Funds, Inc., a Maryland corporation, and Ivy Funds, a Massachusetts Business Trust) that is underwritten and distributed by another affiliated broker-dealer. Effective with the mergers, the Company ceased to serve as the principal underwriter and distributor of the Ivy Funds (formerly the W&R Funds) and began offering Ivy Fund shares through the new principal underwriter and distributor of the Ivy Funds. Accordingly, following the merger, 12b-1 distribution and service fees and contingent deferred sales charges relating to the Ivy Funds are paid to the new principal underwriter, with 12b-1 fees passed onto the Company only with respect to shares sold and serviced by the Company.

### *Basis for Financial Statement Presentation*

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Waddell & Reed, Inc., parent company only, (the Company) pursuant to Securities and Exchange Commission (SEC) Rule 17a-5. Investments in subsidiaries are recorded at the Company's equity in underlying net assets. Significant intercompany accounts and transactions with subsidiaries are disclosed in the financial statements or notes

thereto. Certain amounts in prior years' financial statements have been reclassified for consistent presentation.

*Use of Estimates*

Accounting principles generally accepted in the United States of America require the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses in the financial statements and accompanying notes and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, taxes, and contingencies. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand and short-term investments, excluding cash held for the benefit of customers segregated in compliance with federal and other regulations. The Company considers all highly liquid investments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents. Substantially all cash balances are in excess of federal deposit insurance limits of $100,000.

The Company has pledged a portion of its commercial paper holdings included in cash and cash equivalents, with a combined market value of $18,269,000 at December 31, 2004, as collateral for performance of our obligations to a bank under a letter of credit as discussed in Note 12 below under the heading "*Sawtelle Arbitration.*"

The Company also has an investment in a money market fund of $1,903,000 and $3,290,000 at December 31, 2004 and 2003, respectively, for which the Company is principal underwriter and investment advisor.

*Disclosures About Fair Value of Financial Instruments*

Fair value for certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, receivables, and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments.

*Investment Securities and Investment in Affiliated Mutual Funds*

The Company's investments are composed of U.S., state and government obligations, corporate debt securities, and investments in affiliated mutual funds. Investments for which the Company does not have the intent to hold to maturity are classified as available for sale. Available for sale securities are reported at fair value with unrealized gains and losses excluded from earnings and recorded net of deferred taxes directly to stockholders' equity as accumulated other comprehensive income. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Investments in trading securities are reported at fair value, and unrealized gains and losses are included in earnings. The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of

securities that are traded in the market. Realized gains and losses are computed using the specific identification method for investment securities other than mutual funds. For mutual funds, realized gains and losses are computed using the average cost method.

The Company's available for sale investments are reviewed and adjusted for other than temporary declines in value. When a decline in fair value of an available for sale investment carried at fair value is determined to be other than temporary, the unrealized loss recorded net of tax in other comprehensive income is recognized as an expense and a new cost basis is established for the security.

***Property and Equipment***

Property and equipment are recorded at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally three to ten years for furniture, fixtures and data processing equipment, three to ten years for equipment and machinery, and up to fifteen years for leasehold improvements.

***Goodwill***

Goodwill represents the excess of purchase price over the fair value of net underlying tangible and identifiable intangible assets of acquired entities using the push-down method of accounting for goodwill. In accordance with the guidelines set forth under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), goodwill is tested annually for impairment or more frequently, if circumstances exist that indicate the asset may be impaired. An evaluation was performed as of June 30, 2004 and June 30, 2003, incorporating industry multiples of earnings before interest, taxes, and depreciation and amortization, to measure the fair value of each of the Company's reporting units. As a result of these analyses, it was determined that no impairment of goodwill existed.

***Deferred Sales Commissions***

The Company defers certain costs, principally sales commissions, which are paid to financial advisors in connection with the sale of certain shares of the Advisors Funds, and prior to June 16, 2003 certain shares of the W&R Funds (now known as the Ivy Funds), sold without a front-end load sales charge. On June 16, 2003, as described under the heading "*Organization*" above, several of the W&R Funds merged with comparable Ivy Fund portfolios. All funds in the W&R Funds family operate post merger as a single fund family under the Ivy Funds brand; and effective with the merger are underwritten and distributed by an affiliated broker-dealer. Accordingly, effective June 16, 2003, the Company ceased to earn 12b-1 distribution fees and contingent deferred sales charges on the previous W&R Funds. Deferred costs associated with the W&R Funds were sold to the affiliated broker-dealer at the residual unamortized cost.

Deferred costs associated with the sale of Class B shares are amortized on a straight-line basis over the life of the shareholders' investments not to exceed five years. Deferred costs associated with the sale of Class C shares are amortized on a straight-line basis over twelve months. The Company recovers such costs through 12b-1 distribution fees, which are paid by the Advisors Funds Class B and Class C shares (and during the first six months of 2003 the W&R Funds Class B and Class C shares), along with contingent deferred sales charges (CDSC) paid by shareholders who redeem their Class B or Class C shares prior to completion of the required holding period of six years for a Class B share and twelve months for a Class C



(Continued)

share. The capitalized asset resulting from Class B share deferred costs is reviewed for impairment on a regular basis to ensure that a sufficient future revenue stream exists to support the deferred asset.

***Revenue Recognition***

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date.

Rule 12b-1 service and distribution fees are received predominantly from the Advisors Funds Class A shares under a sales and servicing reimbursement plan agreement, which allows reimbursement to the Company from the Advisors Funds Class A shares of certain Rule 12b-1 eligible expenses, not to exceed a maximum of 25 basis points of average daily net assets under management. Rule 12b-1 service and distribution fees are collected for costs related to the distribution and servicing of mutual fund shares such as sales commissions paid to financial advisors, advertising, and costs for providing ongoing services for the mutual fund shareholders. Under the agreements with the Advisors Funds, the Company must engage in activities that are intended to result in the sale of mutual fund shares. Any fees collected and not spent for these purposes must be returned to the Advisors Funds Class A shares. The Company recognizes the reimbursement paid by the Advisors Funds Class A shares monthly as a reduction to Rule 12b-1 eligible expenses paid by the Company.

We also recognize other distribution revenues monthly on certain types of investment products, namely variable annuities, which are generally calculated based upon average daily net assets under management.

***Advertising***

The Company expenses all advertising and promotion costs as incurred. Advertising expense, net of Rule 12b-1 reimbursements discussed above in "*Revenue Recognition,*" was $746,000 and $1,113,000 for the years ended December 31, 2004 and 2003, respectively.

***Concentration of Credit Risk***

Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, *Disclosure of Information About Financial Instruments with Off-balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk*, consist primarily of investments in U. S. government and agency securities, municipal securities, and affiliated money market and mutual funds and accounts receivable. Credit risk is believed to be minimal in that the U. S. government and agency securities are backed by the full faith and credit of the U. S. government, municipal securities are backed by the full taxing power of the issuing municipality or revenues from a specific project, and the affiliated mutual funds have substantial net assets.

***Income Taxes***

The Company files consolidated income tax returns with its parent, WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate returns in all periods. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on

deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding reduction to income taxes payable. Tax benefits from equity awards were $1,871,000 and $4,237,000 for 2004 and 2003, respectively.

***Litigation Contingencies***

In accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies*, we record an accrual for losses related to litigation at such time an unfavorable outcome becomes probable and the amount can be reasonably estimated. When the reasonable estimate is a range, the recorded loss will be the best estimate within the range. If no amount in the range is a better estimate than any other amount, the minimum amount of the range will be recorded. In addition, it is our policy to include legal costs that we expect to incur in connection with a loss contingency as part of the loss contingency charge. See Note 12 for additional discussion of our loss contingencies.

## (2) Investment Securities (Available for Sale and Trading)

Investments at December 31, 2004 and 2003 are as follows (in thousands):

| | 2004 | | | |
|---|---|---|---|---|
| | Amortized cost | Unrealized gains | Unrealized losses | Fair value |
| **Available-for-securities:** | | | | |
| Municipal bonds maturing: | | | | |
| Within one year | $ 1,773 | 16 | — | 1,789 |
| After ten years | 497 | — | (1) | 496 |
| Corporate bonds maturing: | | | | |
| Within one year | 3,755 | 20 | — | 3,775 |
| After ten years | 1,543 | — | (251) | 1,292 |
| United States Government-backed mortgage securities maturing: | | | | |
| After ten years | 252 | 28 | — | 280 |
| Certificate of Deposit | 18,918 | — | — | 18,918 |
| Affiliated mutual funds | 22,814 | 6,178 | (7) | 28,985 |
| | 49,552 | 6,242 | (259) | 55,535 |
| **Trading securities:** | | | | |
| Affiliated mutual funds | 9,444 | n/a | n/a | 9,444 |
| Total investments | $ 58,996 | 6,242 | (259) | 64,979 |



(Continued)

| | 2003 | | | |
|---|---|---|---|---|
| | **Amortized cost** | **Unrealized gains** | **Unrealized losses** | **Fair value** |
| **Available-for-sale securities:** | | | | |
| Municipal bonds maturing: | | | | |
| After one year but within five years | $ 2,070 | 58 | — | 2,128 |
| After ten years | 497 | — | (25) | 472 |
| Corporate bonds maturing: | | | | |
| Within one year | 17,433 | 197 | — | 17,630 |
| After one year but within five years | 3,770 | 139 | — | 3,909 |
| After ten years | 2,351 | — | (398) | 1,953 |
| United States Government-backed mortgage securities | 362 | 40 | — | 402 |
| Affiliated mutual funds | 28,064 | 5,313 | (11) | 33,366 |
| | $ 54,547 | 5,747 | (434) | 59,860 |

A summary of debt securities and affiliated mutual funds with market values below carrying values at December 31, 2004 is as follows:

| | 12 Months or longer | |
|---|---|---|
| | **Fair value** | **Unrealized losses** |
| Corporate bonds | $ 1,292 | (251) |
| Municipal bonds | 496 | (1) |
| Mutual funds | 81 | (7) |
| Total temporarily impaired securities | $ 1,869 | (259) |

The Company assesses the carrying value of investments in debt and equity securities each quarter to determine whether an other than temporary decline in market value exists. The Company considers factors affecting the issuer, factors affecting the industry the issuer operates in, general market trends, and our ability and intent to hold an investment until it has recovered. Consideration is given to the length of time an investment's market value has been below carrying value and prospects for recovery to carrying value. As of December 31, 2004, the Company had one asset-backed corporate bond with a market value less than the carrying value longer than twelve months. Based upon our assessment of these securities and our ability to hold them, the Company determined that a write-down was not appropriate at this time.

The Company changed the classification of certain mutual fund holdings from available for sale to trading effective June 30, 2004 when it began matching a portion of its investments to the funding obligations created by deferred compensation plans. These plans allow employees to choose investment vehicles, which are primarily Company–sponsored mutual funds. This change resulted in the recognition of an unrealized gain in the amount of $1,946,000 reflected in investment and other income on the statement of Operations. The amount of trading gains recorded by the Company on its trading securities was $2,338,000 for the year ended December 31, 2004.

Our parent company, WDR, is a party to a standby letter of credit in the amount of $36,000,000 that was issued by a bank in connection with the arbitration described in Note 12 below. As collateral for performance of our obligations to a bank under the letter of credit, the Company has pledged a portion of its investment securities with a combined market value of $6,060,000 at December 31, 2004. These securities are recorded in "Investment securities, available for sale and trading" on the balance sheet. Subsidiaries of the Company have also pledged a portion of investment securities with a combined market value of $15,130,000.

The company has a restricted investment of $18,918,000 in a certificate of deposit at December 31, 2004. Refer to Note 12 under the heading "*Alabama Proceedings*" for a description of the legal proceedings requiring the restriction.

## (3) Property and Equipment

A summary of property and equipment at December 31, 2004 and 2003 is as follows:

| | | 2004 | 2003 | Estimated useful lives |
|---|---|---|---|---|
| | | (In thousands) | | |
| Furniture and fixtures | $ | 13,754 | 13,335 | 3 – 15 years |
| Data processing equipment | | 5,143 | 5,264 | 3 – 10 years |
| Equipment and machinery | | 505 | 417 | 3 – 10 years |
| Leasehold improvements | | 1,935 | 1,704 | 1 – 15 years |
| Property and equipment, at cost | | 21,337 | 20,720 | |
| Less accumulated depreciation | | 11,468 | 9,609 | |
| Property and equipment, net | $ | 9,869 | 11,111 | |

## (4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, the Company had net capital of $25,183,000 and $21,970,060, respectively, which was $20,702,000 and $16,209,000, respectively, in excess of its required net capital of $4,481,000 and $5,761,000,



(Continued)

respectively. The Company's ratio of aggregate indebtedness to net capital was 2.67 to 1 and 3.93 to 1 at December 31, 2004 and 2003, respectively. The difference between net capital and stockholder's equity is the nonallowable assets which are excluded from net capital. See schedule I for additional information regarding net capital.

## (5) Transactions With Related Parties

The current amounts due from affiliates at December 31, 2004 and 2003 include non-interest bearing advances for current operating expenses and commissions due from the sale of affiliates' products. The current amounts due to affiliates at December 31, 2004 and 2003 include amounts due for administrative and other services. In addition, the Company earns point of sale commissions and 12b-1 fees on sales of the Ivy Funds by the Company's licensed sales representatives. Accordingly, during 2004 and 2003, the Company recorded $18,100,000 and $6,083,000, respectively, in revenues.

The Company charges affiliated companies for telephone, accounting, legal, marketing, and other services. The Company received $1,508,000 and $1,036,000 for the years ended December 31, 2004 and 2003, respectively, for these services. An affiliate charges the Company for data processing, administration, fund account services, and services provided to licensed sales representatives. The charge to the Company for these expenses was $11,598,000 and $9,136,000 for the years ended December 31, 2004 and 2003, respectively.

The amounts classified as income tax receivable at December 31, 2004 and 2003 include amounts due from affiliates for tax allocations.

## (6) Investment in Affiliated Companies

At December 31, 2004 and 2003, the Company had the following equity interests in affiliates, all of which are wholly owned subsidiaries:

| | | 2004 | 2003 |
|---|---|---|---|
| | | (In thousands) | |
| Waddell & Reed Services Company | $ | 35,044 | 36,251 |
| Waddell & Reed Investment Management Company | | 85,950 | 56,605 |
| Waddell & Reed Leasing, Inc. | | 1,508 | 1,496 |
| Waddell & Reed Insurance Agencies | | 7 | 7 |
| Fiduciary Trust Company of New Hampshire | | 1,384 | 3,288 |
| Unicon Agency, Inc. | | 361 | 349 |
| Waddell & Reed Distributors, Inc. | | 80 | 80 |
| | $ | 124,334 | 98,076 |

The condensed combined statements of assets and liabilities of the Company's subsidiaries at December 31, 2004 and 2003, and the condensed combined statements of operations for the years ended December 31, 2004 and 2003, are presented as follows:

| | | 2004 | 2003 |
|---|---|---|---|
| | | (In thousands) | |
| Assets: | | | |
| Cash | $ | 13,800 | 16,987 |
| Receivables and prepaids | | 20,812 | 17,097 |
| Investments | | 16,011 | 15,982 |
| Property and equipment, net | | 27,738 | 27,173 |
| Goodwill and intangible assets | | 54,075 | 53,982 |
| Deferred compensation | | 17,181 | 7,889 |
| Prepaid pension costs | | — | 4,036 |
| Other assets | | 1,942 | 57 |
| | | 151,559 | 143,203 |
| Liabilities: | | | |
| Other liabilities | | 23,820 | 21,246 |
| Current income taxes | | 1,096 | 22,541 |
| Deferred income taxes | | 2,309 | 1,340 |
| | | 27,225 | 45,127 |
| Company equity in net assets | $ | 124,334 | 98,076 |

| | | 2004 | 2003 |
|---|---|---|---|
| | | (In thousands) | |
| Revenues | $ | 276,598 | 253,741 |
| Expenses: | | | |
| Operating expenses | | 84,337 | 88,427 |
| Income taxes | | 69,690 | 58,436 |
| Total expenses | | 154,027 | 146,863 |
| Company equity in net income | $ | 122,571 | 106,878 |

As of December 31, 2004, the change in accumulated other comprehensive income of affiliates included an unrealized loss related to a minimum pension liability adjustment in the amount of $3,272,000 and an unrealized loss on the investment securities of affiliates in the amount of $292,000 as of December 31, 2004. Included in the change in accumulated other comprehensive income of affiliates is a reversal of an unrealized loss from a minimum pension liability adjustment in the amount of $1,052,000 and an unrealized loss on the investment securities of affiliates of $344,000 as of December 31, 2003.



(Continued)

## (7) Income Taxes

The components of total income tax expense are as follows:

| | | 2004 | 2003 |
|---|---|---|---|
| | | (In thousands) | |
| Currently payable: | | | |
| Federal | $ | (8,452) | (9,052) |
| State | | (494) | (343) |
| | | (8,946) | (9,395) |
| Deferred taxes | | 914 | (5,477) |
| | $ | (8,032) | (14,872) |

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2004 and 2003 are as follows:

| | | 2004 | 2003 |
|---|---|---|---|
| | | (In thousands) | |
| Deferred tax liabilities: | | | |
| Deferred selling costs | $ | (2,518) | (1,097) |
| Fixed assets | | (1,525) | (1,575) |
| Benefit plans | | (1,882) | (1,984) |
| Unrealized gains on investment securities | | (2,214) | (2,019) |
| Other | | (423) | (440) |
| Total gross deferred liabilities | | (8,562) | (7,115) |
| Deferred tax assets: | | | |
| Minimum pension liability | | 2,491 | — |
| Unvested restricted stock | | 904 | 320 |
| Accrued expenses | | 1,939 | 1,005 |
| Unrealized losses on investment securities | | 1,405 | 2,583 |
| Other | | 57 | 59 |
| Total gross deferred assets | | 6,796 | 3,967 |
| Net deferred tax liabilities | $ | (1,766) | (3,148) |

A valuation allowance for deferred tax assets was not necessary at December 31, 2004 and 2003.

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

| | 2004 | 2003 |
|---|---|---|
| | (In thousands) | |
| Statutory federal income tax rate | (35.0)% | (35.0)% |
| State income taxes, net of federal tax benefits | (1.3) | (1.0) |
| Tax-exempt investments | (0.2) | (0.1) |
| Nondeductible legal costs | — | 2.3 |
| Other items | (0.9) | 0.1 |
| Effective income tax rate | (37.4)% | (33.7)% |

## (8) Pension Plan and Postretirement Benefits Other Than Pensions

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on employee's years of service and compensation during the final ten years of employment. For the year ended December 31, 2004, net accrued pension costs in the amount of $2,081,000 are recorded in the balance sheet. For the year ended December 31, 2003, the Company had a prepaid pension asset balance of $6,714,000. During 2004 and 2003, WDR allocated $2,626,000 and $2,883,000, respectively, of pension expense to the Company for the Plan. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations, and the funded status attributable to the Company's employees is not segregated within the Plan.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that covers substantially all employees including Waddell & Reed advisors. The medical plan is contributory with retiree contributions adjusted annually. All contributions to the medical plan are voluntary, as it is not funded, and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses. For each of the years ended December 31, 2004 and 2003, net accrued medical plan costs in the amount of $2,004,000 and $1,353,000 are included in the balance sheets. During 2004 and 2003, WDR allocated $642,000 and $637,000, respectively, of medical plan expense to the Company for the Plan. Information reflecting the components of net periodic medical plan cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the medical plan.

## (9) Savings and Investment Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the years ended December 31, 2004 and 2003 were $1,316,000 and $1,332,000, respectively.



(Continued)

### (10) Deferred Compensation

WDR contributes shares of its restricted stock to the Company, which in turn are granted to certain key personnel of the Company in lieu of stock options under its stock incentive plans. Restricted stock awards have no purchase price and, with the exception of those issued in the stock option tender discussed below, vest over four years in 33 1/3% increments beginning on the second anniversary of the grant date. All unvested restricted shares may be forfeited upon voluntary termination or termination for cause. Except for the right of disposal, holders of restricted stock have full shareholders' rights during the period of restriction, including voting rights and the right to receive dividends.

When restricted shares are granted, the Company records deferred compensation based on the fair market value of the restricted shares on the grant date. Deferred compensation is included in other assets and is expensed over the four-year vesting period on a straight line basis with the exception of those shares issued in the stock option tender discussed below. As of December 31, 2004, a total of 414,725 shares of unvested restricted stock were outstanding. For the year ended December 31, 2004, the Company recorded equity compensation expense totaling $2,249,000 related to the amortization of restricted stock. For the year ended December 31, 2003, the Company recorded equity compensation expense of $5,503,000, which included a one-time charge of $4,422,000 for the tender offer discussed below.

On February 12, 2003, WDR made a tender offer to exchange certain out-of-the-money stock options held by employees of the Company for an economically equivalent grant of restricted stock in an effort to reduce the total number of options outstanding. In connection with this offer, WDR contributed a net amount of 175,815 shares of restricted stock to employees of the Company. These shares of restricted stock were fully vested upon issuance.

### (11) Rental Expense and Lease Commitments

The Company leases home office space, sales, and other office space under long-term operating leases. Rent expense for the years ended December 31, 2004 and 2003 was $12,864,000 and $13,001,000, respectively. Future minimum rental commitments under noncancelable operating leases are as follows (in thousands):

| | | |
|---|---|---|
| Years ending December 31: | | |
| 2005 | $ | 13,154 |
| 2006 | | 9,557 |
| 2007 | | 6,343 |
| 2008 | | 4,816 |
| 2009 | | 3,712 |
| Thereafter | | 17,901 |
| | $ | 55,483 |

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be less than those in 2004.

**(12) Contingencies**

The Company is involved from time to time in various legal proceedings and claims incident to the normal conduct of business. On October 28, 2003 WDR announced that it was recording a charge of $32.0 million ($21.5 million net of tax) to recognize liabilities for estimated damages and legal costs for both the third quarter of 2003 and future legal costs in connection with the United Investors Life Insurance Company (UILIC) litigation set forth under the heading "Alabama Proceedings" and "California Proceedings," the NASD Enforcement Action, and ongoing disputes with former sales personnel in the Company's Advisor channel, including the Sawtelle Arbitration, of which $18.1 million ($12.5 million, net of tax) is recorded as a charge in the 2003 financial statements of the Company. In addition to legal costs incurred in the third quarter of 2003, this charge included estimated damages and future legal costs assuming these matters are resolved in a manner that is unfavorable after exhausting all reasonable legal remedies. As an estimate, it is possible that the ultimate amount of damages and legal costs could be higher or lower than the Company's recorded liability. As a result, any changes could have a material effect on the results of operations in a particular year as the Company evaluates this liability in future periods.

*NASD Enforcement Action*

As previously disclosed, the Company received notification from the staff of the Enforcement Department of NASD Regulation (NASD) indicating that the staff was considering recommending the NASD bring an action against the Company and certain of its current and former officers alleging possible violations of NASD rules and regulations relating to the exchange of certain UILIC variable annuity policies for Nationwide variable annuity policies from January 2001 through August 2002. These alleged violations included questioning the suitability of certain of these exchanges and the adequacy of the Company's supervisory systems in place at the time of these exchanges. This notification stems from a sales practice exam initiated by the NASD in April 2001 following the introduction of Nationwide products into the W&R system and the termination by UILIC of its distribution agreements with the Company.

On January 14, 2004 the NASD commenced an enforcement action against the Company, one of its current officers and one of its retired officers relating to variable annuity exchanges (Disciplinary Proceeding No. CAF040002). In the complaint, the NASD has charged the Company with suitability and supervisory violations as well as a single books and records violation. The NASD is seeking an order imposing sanctions, including but not limited to disgorgement of the commissions generated on the exchanges, restitution of the loss to customers and a fine.

The Company strenuously denies the NASD's allegations and plans to vigorously defend its sales practices and compliance procedures.

In its complaint, the NASD claims that the Company recommended that its clients exchange 6,700 variable annuity policies for new policies from January 1, 2001 through August 30, 2002, without having a reasonable basis for concluding that the transactions were suitable, and that approximately 1,400 of the clients "were likely to lose money" from the exchanges according to its "quantitative analysis." The NASD complaint asserts that the 6,700 exchanges generated more than $37 million in commission to the Company and costs its customers approximately $9.8 million in surrender charges.

The Company believes that the NASD's complaint is factually and legally inaccurate in numerous respects, and the exchanges from older policies that lacked the beneficial features of variable annuity contracts available in the marketplace today into newly designed, state-of-the-art policies that became available to the Company's financial advisors at the beginning of 2001 provided tremendous value to its clients and were suitable for their individual financial needs.

On February 12, 2004, the Company submitted an answer and requested a hearing. At the hearing, Waddell & Reed will be afforded an opportunity to present evidence supporting the propriety of its actions to a hearing panel of industry representatives. After the conclusion of the hearing, the NASD and Waddell & Reed have the right to appeal the decision of the hearing panel to the National Adjudicatory Council. National Adjudicatory Council decisions may be appealed to the Securities and Exchange Commission and then to the federal courts. The hearing for this Disciplinary Proceeding is scheduled to commence on May 2, 2005 in Kansas City, Missouri. Management is unable to predict when a ruling on this matter will occur.

In the opinion of management, the ultimate resolution and outcome of this matter is uncertain. An ultimate resolution of this matter, or an adverse determination against the Company, could have a material adverse impact on the financial position and results of operations of the Company.

***Sawtelle Arbitration***

As previously disclosed, a NASD Dispute Resolution Arbitration Panel (the Panel) entered an award of $27.6 million against the Company on August 7, 2001 (97-03642). The award was made upon the conclusion of an arbitration proceeding conducted in New York arising from a complaint by Stephen Sawtelle, a former Company financial advisor. In the arbitration, this advisor claimed that following his termination on February 10, 1997, the Company engaged in conduct that tortiously interfered with his prospective business relations and violated provisions of the Connecticut Unfair Trade Practices Act (CUTPA). The Panel found the Company liable and directed payment of approximately $1.8 million in compensatory damages, plus attorneys fees of $747,000. It also held that the Company had violated CUTPA and ordered the payment of punitive damages in the amount of $25.0 million. On August 8, 2001, the former advisor filed a petition with the Supreme Court of the State of New York, County of New York, seeking to confirm the award (115056/01). Shortly thereafter, the Company filed a motion to have the award vacated or modified.

On or about June 3, 2002, the New York Supreme Court reduced the compensatory damage and attorneys fee award from $2.5 million to $1.8 million and confirmed the original punitive damage award of $25.0 million. The judgment was stayed with the posting of an appeal bond with the Court in the amount of $28.7 million backed by a letter of credit in the amount of $36 million, which in turn is collateralized by $42.7 million in commercial paper and investment securities, of which $39.5 million are those of the Company and its subsidiaries with the remaining amount belonging to its ultimate parent company.

During 2002, we recorded a $2.0 million charge to general and administrative expense for the estimated cost of the payment of the compensatory damage and attorneys fees portion of the award.

On February 11, 2003, the Appellate Division of the New York Supreme Court vacated the Panel's punitive damage award of $25.0 million and remanded the matter back to the Panel for reconsideration of the issue of punitive damages. The Court upheld the lower court's previous rulings on compensatory damages and attorneys' fees. The Company satisfied the outstanding judgment on these awards on February 25, 2003. On March 4, 2003, Mr. Sawtelle filed a Motion for Permission to Appeal the Appellate Division's February 11, 2003 order to the New York Court of Appeals. On March 5, 2003, Mr. Sawtelle petitioned the Panel for reconsideration of the issue of punitive damages. On May 13, 2003, the Panel heard arguments from both sides regarding the issue of punitive damages. On June 13, 2003, Mr. Sawtelle's Motion for Permission to Appeal was denied. On September 4, 2003 the Panel reinstated the $25 million dollar punitive damage award.

On January 28, 2004, the New York Supreme Court reversed and vacated the $25 million punitive damages award. In addition, the Court ordered the appeal bond posted with the court to be released. Finally, the Court remanded the punitive damages question back to a new NASD panel for redetermination of the punitive damage award. Pursuant to the NASD arbitration procedure rules, this new NASD panel will be selected by both parties. Both parties will be able to argue their case for or against punitive damages based on the underlying factual record and findings established by the original panel. However, the Company is hopeful that the new panel will follow the legal reasoning regarding the limits of punitive damages established by the Appellate Division of the New York Supreme Court when it originally vacated the punitive damages award on February 11, 2003.

On February 3, 2004 the New York Supreme Court denied Mr. Sawtelle's motion for reconsideration of the January 28, 2004 ruling. On February 26, 2004, Sawtelle filed his notice of appeal regarding the vacating of the punitive damage award of $25 million by the New York Supreme Court. This notice was filed with the Appellate Division of the New York Supreme Court who originally vacated the punitive damages award in 2003. The matter is scheduled to be heard by the Appellate Division in the second quarter of 2005. Management is unable to predict when a ruling on this matter will occur.

In the opinion of management, the ultimate resolution and outcome of this matter is uncertain. An ultimate resolution of this matter, or an adverse determination against the Company, could have a material adverse impact on the financial position and results of operations of the Company.

Additionally, the Company has brought an action, and moved for summary judgment, against the sureties who issued the original appeal bond in this case in the amount of $28.7 million. It is the Company's position that the appeal bond has been fully released and discharged, both pursuant to the terms of the appeal bond itself and the provisions of the New York Supreme Court's Order reversing the punitive damages award on January 28, 2004. Management is unable to predict when a ruling on this matter will occur.

***Alabama Proceedings***

As previously disclosed, the Company has been in litigation with UILIC in the Circuit Court of Jefferson County, Alabama (CV-002720) over the terms of a disputed compensation agreement executed in July 1999 by UILIC and the Company (the Letter Agreement) and the Company's customers' replacement of UILIC variable annuity policies with Nationwide variable annuity policies. More specifically, UILIC sought the return of all compensation pursuant to the Letter Agreement on all UILIC variable annuity policy assets under management sold by the Company's financial advisors and also sought damages

against the Company for various causes of action including, among others, conversion, fraud, and tortious interference regarding the exchange of the variable annuity policies.

On March 19, 2002, after the conclusion of a five-week trial, the jury in this case found for UILIC, awarding compensatory damages of $50 million. Jurors rejected UILIC's demand for punitive damages and the Company's demands for counterclaim damages. The jury did not allocate the compensatory damages between the two major causes of action—tortious interference and validity of the contract.

On July 24, 2002 the Company filed its Notice of Appeal with the Alabama Supreme Court. The Notice of Appeal requested an appellate review of the jury's verdict and the finding of the Court regarding the Letter Agreement, including its previous ruling on basis point compensation that became effective on April 30, 2001. Oral arguments were heard on February 19, 2003. On April 18, 2003 the Alabama Supreme Court, in a 7-1 opinion, reversed the entire $50 million jury verdict. In its opinion, the Court found that UILIC's claims regarding the replacement of the variable annuity policies, namely, tortious interference, fraudulent suppression and promissory fraud were improperly submitted to the jury and that the trial court should have entered a judgment as a matter of law for the Company on these claims. As a result, those claims were not remanded back to the trial court for retrial and any claims that UILIC has regarding the loss of its annuity business in this case have been extinguished.

Separately, the remaining claims, namely breach of contract, conversion, and fraudulent suppression (regarding the development of a new product pursuant to the Letter Agreement) were remanded back to the trial court for a new trial. In 2003, the Company returned to UILIC all basis point compensation collected by the Company pursuant to the Letter Agreement plus accrued interest. This amount was approximately $12.8 million, which was part of the charge recorded in 2003.

The retrial in this matter commenced on March 1, 2004 and ended on March 17, 2004. The three claims remanded for new trial were conversion, breach of contract alleging diversion of funds and fraudulent suppression regarding product development. The breach of contract claim was dismissed at trial before reaching the jury. The jury returned a verdict in the Company's favor on the fraudulent suppression claim. The jury returned a verdict in favor of United Investors against the Company on the conversion claim in the amount of $15 million in punitive damages. There was no award of any nominal or compensatory damages in favor of UILIC on the conversion claim. The trial court entered judgment on the verdict on March 19, 2004. The Company filed post-judgment motions with the trial court seeking, among other things, judgment as a matter of law in the Company's favor or, in the alternative, a new trial. Post-trial arguments occurred on June 25, 2004. The trial judge ruled against the Company on its post-trial motions. On August 24, 2004 the Company timely filed its notice of appeal with the Alabama Supreme Court. Concurrently, the Company posted a cash bond in the amount of approximately $19 million in order to stay execution on the judgment while the appeal is pending.

The Company intends to vigorously contest the jury verdict. Management believes that the jury verdict is not supported by the evidence or case law in Alabama. The matter will be fully briefed by both parties by the end of the first quarter 2005 with oral arguments before the Alabama Supreme Court to be heard before the end of calendar year 2005. Management is unable to predict when the Supreme Court will rule on the appeal.

In the opinion of management, the ultimate resolution and outcome of this matter is uncertain. An ultimate resolution of this matter, or an adverse determination against the Company, could have a material impact on the financial position and results of operations of the Company. However, in the opinion of management, the size and nature of the judgment upon appeal, if any, is unknown and not reasonably determinable; therefore, no liability has been recorded in the financial statements of Waddell & Reed, Inc.

***California Proceedings***

In October 2001, UILIC sued the Company and its California financial advisors (collectively, the W&R Defendants) in the California Superior Court in and for the County of Los Angeles (hereafter, State Court) (BC25943). UILIC's complaint was based upon California Business and Professions Code Section 17200 et seq., and sought restitution of amounts received, an accounting, and the imposition of a constructive trust. In addition, as in the Alabama suit, UILIC also requested an injunction essentially preventing the replacement of UILIC variable annuity policies with Nationwide variable annuity policies by the Company's customers. In its pleadings, UILIC claimed that it is not seeking damages, restitution, or any remedy on its own behalf, but that the claim was brought on behalf of the general public and those persons who either currently own or previously owned variable annuity policies sold by the W&R Defendants. On November 9, 2001, the W&R Defendants removed the action to the United States District Court for the Central District of California (hereafter, Federal Court) (CV 01-09684 TJH). Thereafter, the W&R Defendants filed a motion to dismiss UILIC's complaint on the grounds that it is preempted by the Securities Litigation Uniform Standards Act of 1998 (SLUSA). SLUSA requires the dismissal of a covered state law class action that alleges an untrue, manipulative, or deceptive statement or omission in connection with the purchase or sale of a covered security. In July 2002, the Federal Court issued a one page minute order, without opinion, denying the motion to dismiss and, on its own motion, remanding the case back to State Court. Later that month, the W&R Defendants filed a Notice of Appeal with the United States Court of Appeals for the Ninth Circuit (the Ninth Circuit) from the Federal Court's Order. On February 23, 2004, the Ninth Circuit refused to exercise jurisdiction over the case, remanding the case back to state court.

On April 5, 2004 the Company filed a Demurrer with the Superior Court of the State of California to have the original complaint dismissed on grounds that United Investors has failed to state sufficient facts to constitute causes of action under California law.

On May 3, 2004 the Superior Court agreed with the Company's position, sustained the Demurrer without leave to amend, and dismissed the case in its entirety. United Investors has filed its notice to appeal the granting of the demurrer with the California Court of Appeals. Legal briefs regarding this appeal are due from both sides by the end of the first quarter of 2005. Management is unable to predict when the California Court of Appeals will rule on the appeal.

In the opinion of management, the ultimate resolution and outcome of this matter is uncertain. An ultimate resolution of this matter, or an adverse determination against the Company, could have a material adverse impact on the financial position and results of operations of the Company. However, this possible impact, if any, is unknown and not reasonably determinable; therefore, no liability has been recorded in the financial statements of Waddell & Reed, Inc.

*SEC/New York Attorney General*

During the third quarter of 2003, the Company received a subpoena from the New York Attorney General's office and requests for information from the Securities and Exchange Commission in regard to their investigations of late trading and market-timing transactions within the mutual fund industry. The Company's efforts to resolve these matters with both offices are continuing. These requests, investigations, and discussions are ongoing and the Company is continuing to cooperate fully. In the opinion of management, the ultimate resolution and outcome of this matter is uncertain. An ultimate resolution of this matter, or an adverse determination against the Company, could have a material adverse impact on the financial position and results of operations of the Company. However, this possible impact, if any, is unknown and not reasonably determinable; therefore, no liability has been recorded in the financial statements of Waddell & Reed, Inc.

*Williams Excessive Fee Litigation*

On March 22, 2004, three individuals who purchased shares of certain registered investment companies (mutual funds) for which the Company provides services as distributor/underwriter, filed a derivative Complaint in the United States District Court for the Western District of Missouri, Central Division (Case No:04-4050-CV-C-SOW) on behalf of the mutual funds, alleging that the Company breached its fiduciary duty to the mutual funds by collecting excessive 12b-1 fees in violation of the Investment Company Act of 1940. The damages sought are unspecified. This case is substantially similar, if not identical, to suits brought against other mutual fund complexes over the past year.

The Company denies that it breached its fiduciary duty to the mutual funds at issue and believes that the 12b-1 fees collected were proper based upon the nature of the services rendered and were approved by the mutual funds' boards of directors in conformity with the requirements of the Investment Company Act of 1940.

The Company has recently prevailed on its Motion to Transfer Venue from where the case was initially filed to the United States District Court for the District of Kansas (Case No: 042561-CM). Trial is currently set for the fourth quarter of 2006.

In the opinion of management, the ultimate resolution and outcome of this matter is uncertain. An ultimate resolution of this matter, or an adverse determination against the Company, could have a material adverse impact on the financial position and results of operations of the Company. However, this possible impact, if any, is unknown and not reasonably determinable; therefore, no liability has been recorded in the financial statements of Waddell & Reed, Inc.

**Schedule I**

**WADDELL & REED, INC.**
(Parent Company Only)

Computation of Net Capital Requirement—Rule 15c3-1 of the

Securities and Exchange Commission

December 31, 2004

(In thousands)

| | | |
|---|---|---|
| Total stockholders' equity per balance sheet | $ | 248,371 |
| Additions to capital—long-term deferred tax adjustment | | 7,454 |
| Arbitration award, net of tax | | (1,392) |
| Total stockholders' equity for computation of net capital | | 254,433 |
| Nonallowable assets | | (223,294) |
| Haircuts on securities | | (5,956) |
| Net capital | | 25,183 |
| Minimum net capital requirements | | 4,481 |
| Excess of net capital over minimum net capital requirements | $ | 20,702 |
| Aggregate indebtedness | $ | 67,208 |
| Ratio: aggregate indebtedness to net capital | | 2.67 to 1 |

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

The Company has elected to include the arbitration award (note 12) in the above net capital calculation. This award is not required to be included in the GAAP financial statements.

See accompanying independent auditors' report.

**Schedule II**

**WADDELL & REED, INC.**
(Parent Company Only)

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) of that rule.

See accompanying independent auditors' report.

**Schedule III**

**WADDELL & REED, INC.**
(Parent Company Only)

Information for Possession or Control Requirements Under Rule 15c3-3 of the

Securities and Exchange Commission

December 31, 2004

The Company did not have any customers' fully paid securities and excess margin securities that were not in the Company's possession or control as of December 31, 2004 for which instructions to reduce to possession or control had been issued as of December 31, 2004, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company also did not have any customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying independent auditors' report.

**Schedule IV**

**WADDELL & REED, INC.**
(Parent Company Only)

Reconciliation of Total Assets Included in the December 31, 2004
Audited Financial Statements and Total Assets Included in the

Unaudited 2004 Focus Report

(In thousands)

| | | |
|---|---|---|
| Total assets per the 2004 Focus Report | $ | 321,640 |
| Reclassifications/adjustments | | (7,650) |
| Total assets per the December 31, 2004 audited financial statements | $ | 313,990 |

See accompanying independent auditors' report.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

## Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Waddell & Reed, Inc.:

In planning and performing our audits of the financial statements of Waddell & Reed, Inc. (the Company) for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3; and in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control, and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the Commission's objective.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 24, 2005